

U.S. S[...] MMISSION

07001985

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

SEC FILE NO
8-67160

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Grosvenor Securities LLC

Official Use Only
FIRM ID. NO.

SEC MAIL PROCESSING RECEIVED FEB 27 2007 WASH, D.C. 156

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

900 North Michigan Avenue, Suite 1100
(No. and Street)

Chicago	IL	60611
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Felton 312-506-6801
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

One North Wacker Drive	Chicago	IL	60606
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

I, Eric Felton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Grosvenor Securities LLC as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Notary Public

"OFFICIAL SEAL"
Timitri Taylor
Notary Public, State of Illinois
My Commission Expires 03/20/2010
COUNTY OF COOK

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since inception

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Grosvenor Securities LLC

Statement of Financial Condition
December 31, 2006

Available for Public Inspection

Grosvenor Securities LLC
Index
December 31, 2006



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Member of Grosvenor Securities LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Grosvenor Securities LLC (the "Company") at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 3 to the statement of financial condition, the Company has extensive transactions and relationships with affiliates.

PricewaterhouseCoopers LLP

February 23, 2007

Grosvenor Securities LLC
Statement of Financial Condition
December 31, 2006

Assets		
Cash	$	102,893
Other assets		41,008
Total assets	$	143,901
Liabilities and Member's Equity		
Accrued expenses	$	13,000
Payable to affiliate		2,694
Total liabilities		15,694
Member's equity		128,207
Total liabilities and member's equity	$	143,901

The accompanying notes are an integral part of the statement of financial condition.

1. Organization

Grosvenor Securities LLC (the "Company") was organized on August 18, 2005 under the laws of Delaware as a wholly owned subsidiary of Grosvenor Capital Management, L.P. ("GCMLP"). GCMLP is registered with the Securities and Exchange Commission ("SEC") as an investment adviser. Effective May 16, 2006, the Company is registered with the SEC as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company operates as a limited purpose broker-dealer that does not engage in proprietary trading, market-making, exchange floor activity, securities clearing or underwriting. The Company's sole function is to serve as a placement agent for certain investment vehicles sponsored and managed or advised by GCMLP (the "Grosvenor Funds").

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act") under paragraph (k)(2)(i) of that Rule.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash

Cash on deposit and highly liquid investments with original maturities of three months or less are considered cash.

Other Assets

Other assets contain prepaid items, primarily 2007 NASD renewal fees.

3. Related Parties

The Company has entered into a Master Placement Agent Agreement (the "Agreement") with GCMLP whereby in exchange for a fee of $100,000, the Company acts as a placement agent for the Grosvenor Funds. The Grosvenor Funds are offered, in the United States, to institutional investors and high net worth individuals who meet the definition of an "accredited investor" under Regulation D under the Securities Act of 1933, as amended.

In addition to the Agreement, the Company has entered into an Expense Agreement ("Expense Agreement") with GCMLP. Under the Expense Agreement, direct expenses, including professional fees and registration and licensing fees are the responsibility of the Company and are recorded as incurred. GCMLP pays for the expenses and is reimbursed by the Company from time to time. The payable to affiliate represents the expenses to be reimbursed by the Company to GCMLP. Indirect expenses, including compensation, rent and utilities are the responsibility of and are paid directly by, and recorded on the books and records of, GCMLP. In accordance with the Expense Agreement, the Company is not directly or indirectly liable for payment of any indirect expenses.

4. Income Taxes

The Company is not subject to federal income taxes as its sole member, GCMLP, is individually liable for the taxes, if any, on its distributive share of realized income, gain, loss, deductions or credits.

5. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 8 to 1 in the first twelve months of operations and 15 to 1 thereafter. In the first twelve months of operations, the Company is required to maintain minimum net capital equal to the greater of $5,000 or 12-1/2% of aggregate indebtedness as defined.

At December 31, 2006, the Company had net capital, as defined under Rule 15c3-1, of $87,199 and excess net capital of $82,199. The ratio of aggregate indebtedness to net capital was 0.18 to 1.

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption in accordance with paragraph (k)(2)(i) of that rule.


END